

Mail Stop 4631

September 22, 2009

Ben Naccarato
Vice President and Chief Financial Officer
Perma-Fix Environmental Services, Inc.
8302 Dunwoody Place, Suite 250
Atlanta, GA 30350

   Re: Perma-Fix Environmental Services, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2008
     File No. 1-11596

Dear Mr. Naccarato:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

        Sincerely,

        John Cash
        Accounting Branch Chief